SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Block Listing Six Monthly Return

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 June 2014

Name of applicant:		Prudential plc
Name of scheme:		Prudential Savings-Related Share Option Scheme
Period of return:	From:	1 October 2013	To:	30 April 2014
Balance of unallotted securities under scheme(s) from previous return:		331,744 ordinary shares of 5p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		2,500,000 ordinary shares of 5p each
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		371,299 ordinary shares of 5p each
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,460,445 ordinary shares of 5p each

Name of contact:	Angela Zeng
Telephone number of contact:	020 7548 3943

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 June 2014

Name of applicant:		Prudential plc
Name of scheme:		Prudential Group Performance Share Plan Prudential Business Unit Performance Plan Prudential Long Term Incentive Plan Prudential Agency Long Term Incentive Plan
Period of return:	From:	1 October 2013	To:	30 April 2014
Balance of unallotted securities under scheme(s) from previous return:		28,346 ordinary shares of 5p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		3,450,000 ordinary shares of 5p each
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		3,450,000 ordinary shares of 5p each
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		28,346 ordinary shares of 5p each

Name of contact:	Angela Zeng
Telephone number of contact:	020 7548 3943

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 June 2014

Name of applicant:		Prudential plc
Name of scheme:		Prudential International Savings-Related Share Option Scheme
Period of return:	From:	1 October 2013	To:	30 April 2014
Balance of unallotted securities under scheme(s) from previous return:		744,087 ordinary shares of 5p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		2,000,000 ordinary shares of 5p each
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,082,446 ordinary shares of 5p each
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,661,641 ordinary shares of 5p each

Name of contact:	Angela Zeng
Telephone number of contact:	020 7548 3943

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 02 June 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary